SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*



                               ML Macadamia Orchards LP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Class A Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    57751400
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Nina Ross
                               205 Newbury Street
                                Boston, MA 02116
                                 (617) 247-4616
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JANUARY 20, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                      -2-

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Farhad Fred Ebrahimi
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

        PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    686,400 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    686,400 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           686,400 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

           IN

________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Mary Wilkie Ebrahimi
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

        PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    686,400 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    686,400 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           686,400 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

           IN

________________________________________________________________________________

                                 Schedule 13D/A

This Amendment No. 4 to Schedule 13D, filed in January of 2002, as amended by Amendment No. 1 to Schedule 13D, filed on June 4, 2002, as amended by Amendment No. 2, filed on August 8, 2002, as amended by Amendment No. 3, filed on May 30, 2003.

Item 1. SECURITY AND ISSUER.

        This statement relates to the Class A Units, without par value of ML Macadamia Orchards LP, which has its principal executive office at 25701 Science Park Drive, Cleveland, Ohio 44122.

Item 2.  IDENTITY AND  BACKGROUND.

        (a) This statement is being filed by Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Crescent River LLC and Farhad Alexander Ebrahimi (the "Reporting Persons").

        (b) 205 Newbury Street, Boston, MA 02116

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable.

Item 4. PURPOSE OF TRANSACTION.

        Farhad Fred Ebrahimi no longer has a beneficial interest in the Issuer's Class A Units held by Farhad Alexander Ebrahimi. Crescent River LLC no longer holds any of the Issuer's Class A Units. The Reporting Persons may make additional purchases of Class A Units or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Class A Units or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer's Class A Units. Although all purchases of shares in Class A Units have been made for investment, at some future time the Reporting Persons may decide that it is desirable to seek control or influence the management and policies of the Issuer's board of directors, by seeking a position as an office of the Issuer, by contractual arrangement with the Issuer or by other means. At the present time, none of the Reporting Persons has made any decision to seek a board seat or seek control or influence over the management of policies of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold
686,400 of the Issuer's Class A Units. Based on the number of shares reported as outstanding in the Issuer's 10-Q, filed with the Securities Exchange Commission on May 12, 2006, this represents 9.2% of the outstanding Class A Units of the Issuer.

        (b) Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:
                (i) sole power to vote or to direct the vote: 0 shares
                (ii) shared power to vote or to direct the vote: 686,400 shares
                (iii) sole power to dispose or to direct the disposition of:
                        0 shares
                (iv) shared power to vote or to direct the vote: 686,400 shares

        (c) Effective as of January 20, 2006, Farhad Fred Ebrahimi ceased to jointly hold securities with Farhad Alexander Ebrahimi. Crescent River LLC no longer holds any of the Issuer's Class A Units.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

        (e) Farhad Alexander Ebrahimi and Crescent River LLC have ceased to own beneficially five percent (5%) or more of the Issuer's Class A Units.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Power of Attorney

        Exhibit B - Power of Attorney

        Exhibit C - Power of Attorney

        Exhibit D - Agreement regarding filing of joint Schedule 13D.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2006

                        By: *
                           ----------------------------------------
                        Name: Farhad Fred Ebrahimi

                        By: **
                           ----------------------------------------
                        Name: Mary Wilkie Ebrahimi

                        By: ***
                           ----------------------------------------
                        Name: Farhad Alexander Ebrahimi

                        Crescent River LLC

                        By: *
                           ----------------------------------------
                        Name: Farhad Fred Ebrahimi
                        Title:

*By:    /s/ Nina Ross
        ------------------------
        Nina Ross as Attorney-in-Fact

**By:    /s/ Nina Ross
        ------------------------
        Nina Ross as Attorney-in-Fact

***By:    /s/ Nina Ross
        ------------------------
        Nina Ross as Attorney-in-Fact

*This Amendment No. 4 to Schedule 13D was executed by Nina Ross pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

**This Amendment No. 4 to Schedule 13D was executed by Nina Ross pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

***This Amendment No. 4 to Schedule 13D was executed by Nina Ross pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

                                 EXHIBIT INDEX

         Exhibit A -    Power of Attorney

         Exhibit B -    Power of Attorney

         Exhibit C -    Power of Attorney

         Exhibit D -    Agreement regarding filing of joint Schedule 13D.

                               POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nina L. Ross with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Rule 144 of the Securities Act of 1933, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

         The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 28th day of November, 2005.

                                                /s/ Farhad Fred Ebrahimi
                                                --------------------------
                                                Farhad (Fred) Ebrahimi

                               POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nina L. Ross with full power to act singly, her true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Rule 144 of the Securities Act of 1933, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

         The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2006.

                                                /s/ Mary Wilkie Ebrahimi
                                                ---------------------------
                                                Mary Wilkie Ebrahimi

                               POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nina L. Ross with full power to act singly, her true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Rule 144 of the Securities Act of 1933, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

         The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 20th day of January, 2006.

                                                /s/ Farhad Alexander Ebrahimi
                                                ------------------------------
                                                Farhad Alexander Ebrahimi

                                   AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Units of ML Macadamia Orchards LP.

         Executed as a sealed instrument this 6th day of April, 2006.

                                    By:     *
                                        ----------------------------------------
                                    Name:  Farhad Fred Ebrahimi

                                    By:     **
                                        ----------------------------------------
                                    Name:  Mary Wilkie Ebrahimi

                                    By:     ***
                                        ----------------------------------------
                                    Name:  Farhad Alexander Ebrahimi

                                    Crescent River LLC

                                    By:     *
                                        ----------------------------------------
                                    Name:  Farhad Fred Ebrahimi
                                    Title:  Manager

*By:    /s/ Nina Ross
        ------------------------
        Nina Ross as Attorney-in-Fact

**By:    /s/ Nina Ross
        ------------------------
        Nina Ross as Attorney-in-Fact

***By:    /s/ Nina Ross
        ------------------------
        Nina Ross as Attorney-in-Fact

*This Amendment No. 4 to Schedule 13D was executed by Nina Ross pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

**This Amendment No. 4 to Schedule 13D was executed by Nina Ross pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

***This Amendment No. 4 to Schedule 13D was executed by Nina Ross pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.